Filed by Integrated Device Technology, Inc.

Commission File No. 0-12695

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Integrated Circuit Systems, Inc.

Commission File No. 0-19299

This filing relates to the proposed merger of Integrated Device Technology, Inc., a Delaware corporation (“IDT”) and Integrated Circuit Systems, Inc., a Pennsylvania corporation (“ICS”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 15, 2005, by and among IDT, Colonial Merger Sub I, Inc., a Pennsylvania corporation and wholly-owned subsidiary of IDT, and ICS.

[IDT Letterhead]

IMPORTANT NOTICE

BOTH THE ANNUAL MEETING AND THE SPECIAL MEETING

OF INTEGRATED DEVICE TECHNOLOGY, INC.

WILL BE HELD ON SEPTEMBER 15, 2005

PLEASE VOTE BOTH WHITE PROXIES

September 2, 2005

Dear IDT Stockholder:

This letter and duplicate proxy card are being sent to you as a reminder for the Special Meeting of Stockholders of Integrated Device Technology, Inc. to be held on Thursday, September 15, 2005. Even if you plan to attend the meeting in person, please take a moment right now to complete and return your proxy card for the Special Meeting, or vote by telephone or internet, to ensure that your shares are represented at this important Special Meeting.

At the Special Meeting you will be asked to vote on matters related to the proposed merger between Integrated Device Technology, Inc. and Integrated Circuit Systems, Inc. The IDT Board of Directors has carefully reviewed the merits of the merger and unanimously recommends that shareholders vote “FOR” all proposals at the Special Meeting which are described in the joint proxy statement/prospectus previously mailed to all IDT stockholders. The joint proxy statement/prospectus contains important information regarding the proposed merger and you should read the joint proxy statement/prospectus in its entirety. You may obtain a copy of the joint proxy statement/prospectus for free by contacting IDT Investor Relations at (408) 284-8200 or on the website maintained by the Securities and Exchange Commission at www.sec.gov.

Please Note: the Annual Meeting of IDT stockholders is being held on the same day as the Special Meeting and it is important that your shares are represented at both meetings. To ensure that you are represented at both meetings, please complete and return the separate proxy card for the Annual Meeting and the Special Meeting of IDT stockholders. The proxy card for the Annual Meeting was mailed previously to you. A duplicate proxy card for the Special Meeting is enclosed for your convenience.

WE STRONGLY ENCOURAGE YOU TO RETURN YOUR PROXY CARD

FOR BOTH THE ANNUAL MEETING

AND THE SPECIAL MEETING.

For your convenience we are enclosing a duplicate proxy card for the Special Meeting for your use. We have also made arrangements for you to be able to vote at the Special Meeting by telephone or internet, as well as by mail. Simply follow the instructions on the enclosed Special Meeting proxy card.

Please vote by telephone or internet today! You may also sign, date and mail your Special Meeting and Annual Meeting proxy cards in the envelope provided. Remember - every share and every vote counts! If you have any questions, please call our proxy solicitor, MacKenzie Partners, Inc., at (800) 322-2885.

Thank you for your continued support.

Sincerely,

Clyde R. Hosein
Secretary

Safe Harbor Statement

This filing contains, in addition to statements of historical fact, certain forward-looking statements. These forward-looking statements relate to the proposed merger and the combined company and involve risk and uncertainty. Actual results could differ from those currently anticipated due to a number of factors, including those mentioned in documents filed with the Securities and Exchange Commission by both IDT and ICS. Forward-looking statements are based on information available to management at the time, and they involve judgments and estimates. There can be no assurance as to the timing of the closing of the merger, or whether the merger will close at all, or that the expected synergies and cost savings will be realized. Factors that could cause results to differ from expectations include: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of IDT and ICS stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; transaction costs; the level of market demand for the products of the companies; competitive pressures; economic conditions in the U.S. and other countries where the companies operate; information technology spending; technological obsolescence; industry competition; and other specific factors discussed in IDT’s and ICS’s most recent Annual Reports on Form 10-K and IDT’s and ICS’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. IDT and ICS assume no responsibility to update any forward-looking statements as a result of new information or future developments.

Participants in the Transaction

IDT, ICS and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information about the directors and executive officers of IDT and their ownership of IDT shares is set forth in the proxy statement for IDT’s 2004 annual meeting of stockholders. Information about the directors and executive officers of ICS and their ownership of ICS stock is set forth in the proxy statement for ICS’s 2004 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there by any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Additional Information And Where To Find It

IDT and ICS have filed a registration statement on Form S-4 containing a joint proxy statement/prospectus in connection with the transaction. Investors and security holders are urged to read these filings because they contain important information about IDT, ICS and the proposed merger. Investors and security holders may obtain free copies of these documents and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by IDT by contacting IDT Investor Relations. Investors and security holders may obtain free copies of the documents filed by ICS by contacting ICS Investor Relations.